Filed by HNI Corporation
(Commission File No.: 001-14225)
Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Kimball International, Inc.
(Commission File No.: 000-03279)

[The following information was provided to employees of HNI Corporation on May 31, 2023]

From: Lorenger, Jeff (HNI Corp) To: Workplace Furnishings and Corporate Subject: Stronger Together Newsletter #5 Date: Wednesday, May 31, 2023 11:56:13 AM Attachments: Stronger Together Newsletter #5.pdf A Message to Members, Welcome to the fifth edition of our Stronger Together newsletter, our last one before close. In today’s newsletter, we share exciting news that an overwhelming majority of Kimball International shareholders voted in favor of the transaction. With this milestone, the transaction will be completed tomorrow, June 1st, and I look forward to sharing more with you then. Best, Jeff Jeffrey D. Lorenger Chairman, President & Chief Executive Officer | HNI Corporation 600 East Second Street, Muscatine, IA 52761 Phone 563-272-7147 | Cell 563-299-7147 lorengerj@hnicorp.com

MAY 31, 2023 HNI AND KIMBALL INTERNATIONAL TEAMS Welcome to the fifth edition of the Stronger Together newsletter, our last one before close. This edition highlights a major milestone in our efforts to officially bring our two companies together. We thank you all for your tremendous work and continued dedication over these past few months. KEY HIGHLIGHTS Kimball International Shareholders Approve Transaction We are pleased to share that in a special shareholder meeting held earlier today by Kimball International (KII), the acquisition of KII by HNI was approved. The overwhelming majority of shareholders voted in favor of the transaction, a true testament to the excitement and confidence in our combined companies. The shareholder approval was announced publicly in this press release issued earlier today. With this development, all necessary conditions have been completed and we expect to close the transaction tomorrow (June 1st). At that time, Kimball International will officially be part of HNI. Tomorrow marks an exciting new chapter in our history. Leaders will be sharing more information and celebratory messages with members of the HNI and KII teams then, as we officially become Stronger Together! Integration Planning Latest Our Integration Management Office (IMO) and functional workstream teams have been focused on final preparations for this week’s closing, making sure all plans are in place to ensure a successful Day 1 for our people and external stakeholders. They’ve also begun discussing post-close planning with HNI and KII functional teams, collaborating to align on significant milestones and thoughtfully designing their roadmaps for integration. As those roadmaps are designed and finalized, you can expect more updates on the timing and details of what our integration plans look like. As planning continues, we are making more connections across our two companies, and several of our teams have had the opportunity to meet in person. Most recently, members of HNI’s Finance and Accounting team traveled to Jasper to meet with their KII counterparts, where they enjoyed seeing the Kimball International HQ Campus, holding productive work sessions, and getting to know one another over dinner. Some of the HNI team even had “Jasper” shirts custom-made for their visit! Joint visits to several manufacturing plants have also been taking place. Integration team members are learning more about the operations, processes, and technologies that enable each company to develop and deliver our products. The teams have been excited by the opportunities for shared capabilities post-close.

Take a look at the photos below for some highlights from these visits. HNI and KII manufacturing leaders visit HNI’s HBF location in North Carolina HNI and KII Logistics and Distribution team members outside HNI Headquarters in Muscatine The HNI and KII Finance and Accounting teams pose “Stronger Together” HNI and KII manufacturing leaders visit HNI’s Gunlocke plant in Wayland, NY

STRONGER TOGETHER

GET TO KNOW
THE LEADERSHIP TEAM:

KRIS RAO
& GREG MEUNIER

In this Q&A session with the leadership team, we catch up with HNI's Kris Rao, Vice President, Chief Information and Digital Officer, and Kimball International's Greg Meunier, Executive Vice President, Global Operations to get more insight into their backgrounds, thoughts on the combination, and life outside of work.

HNI

Kris:



Q

What about HNI attracted you to join in 2020 and how do you leverage technology to continuously innovate and reimagine customer experiences?

A

We technology professionals are never known for giving short answers. Here is the long answer: As a technology and business professional, I look for four things in a job. Staying connected to technology and innovation, solving problems, creating highly visible business results, and interacting and working with people in a culture that fosters collaboration and inclusiveness. HNI offered all of these in abundance, along with a strong market reputation. HNI's member-owner culture is powerful — there are so many examples of our incessant focus on creating enthusiasm for improvement, which resonated deeply with me.

Since joining, I have had constant opportunities to renovate the core of our information assets, getting us closer to customers and simplifying the way we operate. I am working with members that I constantly learn from, and they support me to take on new and challenging opportunities. I feel respected and valued for what I bring to HNI, and it is evident in every interaction I have with my boss, peers, members, and customers.

New and emerging digital technologies are forcing us to amend our business models and adapt to the new market paradigm. These changes are being driven in partnership with our customers. Today, customers expect relevant content anytime, anywhere, and in the format and on the device of their choosing. They want to bring their own services and plug into our customer engagement model. Leveraging digital technology (eCommerce, AR/VR, digital experience, cloud, and mobile applications) and fostering a culture of experimentation and healthy risk-taking is helping us innovate, at speed, and identify breakthrough concepts to redefine customer and trade partner journeys and experiences. Q What do you find most exciting about combining HNI and Kimball International? What makes our two companies such a good fit? A I have made a few trips to Jasper and Atlanta, interacting with Kimball International IT leaders and several technology employees. I am very excited about the strong joint talent our combined IT organizations will have after closing. I am also looking forward to the opportunity to co-create synergies that will propel our business performance to the next level using digital technologies. There are a plethora of technology innovations happening both for KII and HNI. Bringing the talent, innovation, and assets of our companies together after closing will give us leverage we have never seen before, and it will be a significant competitive advantage. Q What are some of your favorite hobbies or activities that you enjoy doing outside of work? A I am happily married to my wonderful wife Pratima, and we have two daughters, Maya and Megha. Outside work, five things are very important to me — Family, Friends, Wine, Food, and Travel. In the order mentioned! I spend a lot of time with family and friends — every weekend is booked; I collect, share, and enjoy wine from across the globe; I enjoy traveling, learning about different cultures and ethnicities, and enjoy food from across the world. I am a vegetarian, and that has not stopped me from enjoying food from many countries. Greg: Q You have been at Kimball International for more than 30 years, serving in a variety of manufacturing and operations leadership roles. What attracted you to join the company and how has it changed over that time? A I was very young in my career when a close friend recommended that I apply for a job at Kimball International. I had big plans to become a teacher and basketball coach at the time, but that quickly changed once I started at Kimball International. I was hired by the local plant manager at the time, Keith Beatty, who is now our Vice President Global PMO Distribution & Transportation! What really excited me about Kimball International and what has kept me here all these years are the company’s values and the longstanding commitment to those values. We really put our people at the center of everything we do, helping to empower and develop them. I’m a true example of that, and I’m very grateful for the good people I’m surrounded by at Kimball International who have helped me grow and who I learn from every day. We’ve been through a lot of changes over the years to help us compete in the market and strengthen our position with our stakeholders, our suppliers, our customers and more importantly, our people! We’ve implemented big initiatives like combining our manufacturing and supply chain organizations, which have been very successful. Ultimately, while we will always be shifting our approach to improve, I’m very proud that we’ve stayed committed to our core principles in everything we do. Q What do you find most exciting about combining HNI and Kimball International? A I’m really excited for the opportunity this combination creates for our KII employees and HNI members, our customers, and our shareholders. Our biggest asset and the lynchpin of our company is our employees, and this combination will unlock many opportunities ahead. I also see great synergies between Kimball International and HNI. Over the past few weeks, I’ve spent more time at HNI and with their members, and we really do have similar cultures, capabilities, customer approaches, and relationships with our suppliers. It honestly feels like two puzzle pieces coming together, and that gives me great confidence in our path forward. It’s the right timing for our companies and our stakeholders, and I believe this combination is going to evolve our industry. I can’t wait to move forward together. Q What are some of your favorite hobbies or activities that you enjoy outside of work? A I really believe in work and life balance, and I spend a lot of time with my family outside of work. My wife Jennifer and my kids Alec, Carter, and Olivia are my focus, as well as another member of our family — our dog Bentley Ray! Bentley Ray has been a very special part of our family and a close companion as our kids are heading off to college and entering their careers. I’m looking forward to some of the perks as our kids start their careers — my son is finishing up his final year of dental school and I’m excited for exceptional and free dental care. I also enjoy hunting and golfing with friends and family, and we love to visit the beach on the Gulf Coast and the rugged mountains and ranches of Colorado.

FORWARD-LOOKING STATEMENTS This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which involve inherent risks and uncertainties. Any statements about HNI’s, Kimball’s or the combined company’s plans, objectives, expectations, strategies, beliefs, or future performance or events constitute forward-looking statements. Such statements are identified as those that include words or phrases such as “believes,” “expects,” “anticipates,” “plans,” “trend,” “objective,” “continue,” or similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “may,” or similar expressions. Forward-looking statements involve known and unknown risks, uncertainties, assumptions, estimates, and other important factors that change over time and could cause actual results to differ materially from any results, performance, or events expressed or implied by such forward-looking statements. Such forward-looking statements include but are not limited to statements about the benefits of the business combination transaction between HNI and Kimball (the “Transaction”), including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those projected. In addition to factors previously disclosed in HNI’s and Kimball’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this document, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change, or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between HNI and Kimball; the outcome of any legal proceedings that may be instituted against HNI or Kimball; the possibility that the Transaction does not close when expected or at all because required regulatory, shareholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which HNI and Kimball operate; the ability to promptly and effectively integrate the businesses of HNI and Kimball; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of HNI’s or Kimball’s customers, employees or other business partners, including those resulting from the announcement or completion of the Transaction; the dilution caused by HNI’s issuance of additional shares of its capital stock in connection with the Transaction; the diversion of management’s attention and time from ongoing business operations and opportunities on merger-related matters; and the impact of the global COVID-19 pandemic on HNI’s or Kimball’s businesses, the ability to complete the Transaction or any of the other foregoing risks. These factors are not necessarily all of the factors that could cause HNI’s, Kimball’s or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other unknown or unpredictable factors also could harm HNI’s, Kimball’s or the combined company’s results. All forward-looking statements attributable to HNI, Kimball, or the combined company, or persons acting on HNI’s or Kimball’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made and HNI and Kimball do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If HNI or Kimball update one or more forward-looking statements, no inference should be drawn that HNI or Kimball will make additional updates with respect to those or other forward- looking statements. Further information regarding HNI, Kimball and factors which could affect the forward-looking statements contained herein can be found in HNI’s Registration Statement on Form S-4 filed on April 17, 2023, as amended on April 19, 2023, HNI’s Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q, and its other filings with the SEC, and in Kimball’s Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q, and its other filings with the SEC. NO OFFER OR SOLICITATION This communication is for informational purposes only and is not an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor the solicitation of any vote or approval in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT In connection with the Transaction, HNI filed with the SEC a Registration Statement on Form S-4 on April 17, 2023 (as amended on April 19, 2023) to register the shares of HNI capital stock to be issued in connection with the Transaction. The Registration Statement was declared effective by the SEC on April 27, 2023. The Registration Statement includes a proxy statement of Kimball that also constitutes a prospectus of HNI. The definitive joint proxy statement/prospectus was first mailed to the shareholders of Kimball on or about April 28, 2023, seeking their approval of the Transaction and other related matters. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION REGARDING HNI, KIMBALL, THE TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by HNI or Kimball through the website maintained by the SEC at http://www.sec.gov or from HNI at its website, www.hnicorp.com, or from Kimball at its website, www.kimballinternational.com. PARTICIPANTS IN THE SOLICITATION HNI, Kimball, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Kimball in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of HNI and Kimball and other persons who may be deemed to be participants in the solicitation of shareholders of Kimball in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, are included in the joint proxy statement/prospectus related to the Transaction, which were filed with the SEC. Additional information about HNI, the directors and executive officers of HNI and their ownership of HNI common stock is also set forth in the definitive proxy statement for HNI’s 2023 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March 21, 2023, and other documents subsequently filed by HNI with the SEC. Additional information about Kimball, the directors and executive officers of Kimball and their ownership of Kimball common stock can also be found in Kimball’s definitive proxy statement in connection with the Special Meeting of Shareholders, as filed with the SEC on April 28, 2023 and Kimball’s definitive proxy statement in connection with its 2022 Annual Meeting of Shareholders, as filed with the SEC on September 7, 2022, and other documents subsequently filed by Kimball with the SEC. Free copies of these documents may be obtained as described above.